BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

RECEIVED
2006 AUG 16 P 3:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

06016081

August 14, 2006

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

Mark Paslawski

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

MP/llm
Enclosures

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. press release dated August 2, 2006

2. press release dated August 9, 2006

Interim Financial Statements and MD&A

3. interim report for the three and six months ended June 30, 2006, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

CEO/CFO Certifications (Interim Filings)

4. CEO and CFO certifications of interim filings (on Form 52-109F2) for the interim period ended June 30, 2006

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd. Second Quarter 2006 Earnings Release and Conference Call

CALGARY, Aug. 2 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Second Quarter 2006 results after the markets close on Wednesday, August 9, 2006. A conference call has been scheduled for 10:00 a.m. MDT (12:00 p.m. EDT) on Thursday, August 10, 2006. If you wish to participate in the conference call, please call (800) 814-4862 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com. An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until August 17, 2006. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21197889 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 09:15e 02-AUG-06

RECEIVED
2006 AUG 16 P 3:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34909

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Calfrac Announces Second Quarter Results

RECEIVED
2006 AUG 16 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CALGARY, Aug. 9 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three and six months ended June 30, 2006.

<<
HIGHLIGHTS

	Three Months Ended June 30, 2006	2005	Change	Six Months Ended June 30, 2006	2005	Change
(000s, except per share data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	66,973	44,619	50	192,983	125,313	54
Gross margin	14,446	7,630	89	64,373	40,067	61
Net income (loss)	1,569	(1,876)	-	36,125	19,794	83
Per share						
- basic	0.04	(0.05)	-	1.00	0.55	82
- diluted	0.04	(0.05)	-	0.98	0.54	81
Cash flow(1)	7,208	2,280	216	48,865	28,295	73
Per share						
- basic	0.20	0.06	233	1.35	0.78	73
- diluted	0.20	0.06	233	1.33	0.77	73
EBITDA(2)	8,761	1,907	359	51,498	27,246	89
Per share						
- basic	0.24	0.05	380	1.42	0.75	89
- diluted	0.24	0.05	380	1.40	0.75	87
Working capital	28,741	22,301	29	28,741	22,301	29
Shareholders' equity	267,559	192,508	39	267,559	192,508	39
Weighted average common shares outstanding (No.)						
Basic(1)	36,276,973	36,180,072	-	36,305,093	36,197,218	-
Diluted(1)	36,581,880	36,533,858	-	36,675,568	36,509,860	-
	(No.)	(No.)	(%)	(No.)	(No.)	(%)
Operating						
Fracturing spreads at period end						
Conventional fracturing	19	13	46	19	13	46
Coalbed methane	4	4	-	4	4	-
Total	23	17	35	23	17	35
Coiled tubing units						
Shallow	9	9	-	9	9	-
Deep	5	2	150	5	2	150
Total	14	11	27	14	11	27
Cementing units	11	6	83	11	6	83

1. Cash flow is defined as "Funds provided by operations" as reflected

in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

>>

LETTER TO SHAREHOLDERS

I am pleased to present the highlights for the three months ended June 30, 2006, the developments to date in the year's third quarter and an outlook for the remainder of 2006.

Financial Highlights

Calfrac achieved record revenues of $67.0 million for the second quarter of 2006, a 50% increase over the same quarter in 2005. We posted net income of $1.6 million or $0.04 per share (basic) and operating cash flow of $7.2 million or $0.20 per share (basic), more than a three-fold increase over the same period a year ago. During the 2006 second quarter, average consolidated revenue per fracturing job in our North American operations increased 33% to $53,698 from $40,288 recorded in the corresponding period of 2005.

Operational Highlights

Canadian Operations

The success of Calfrac's strategy to expand operations in the deeper, more technically challenging geographic regions of the Western Canadian Sedimentary Basin was evident again in the second quarter by the revenues generated by our contracted fracturing spread in northern Alberta as well as additional spreads and units in all our service lines. We plan to deploy additional fracturing, coiled tubing and cementing equipment late in the third quarter and throughout the fourth quarter to service this growing market.

Our shallow gas operations were steady during the quarter with the focus on the fracturing campaign in the "Suffield Block" of southeastern Alberta. Operations were hampered in late May/early June due to wet weather; however, since the latter part of June, we have had more favourable conditions resulting in all of our spreads operating at high utilization rates.

For the second consecutive quarter, our coalbed methane ("CBM") operations were below expectations with our customers still incurring access, licensing and infrastructure challenges. As a result, our year-over-year job count in this service line was down. That being said, we expect that in the third quarter activity will begin to pick up with three of our four CBM ultra high rate fracturing spreads working consistently on take or pay contracts.

Our corporate philosophy focuses on the value of maintaining long-term relationships. Currently, one-third of our Canadian fracturing spreads, including CBM, continue to be contracted on long-term take or pay contracts. During the second quarter, we deployed two deep coiled tubing units and two twin cementing units to our deeper, more technically challenging regions of

northwestern Alberta and northeastern British Columbia as we further expand these service lines with the addition of new equipment, state-of-the-art technologies and experienced personnel.

Throughout the second quarter and to date in the third quarter, we have been experiencing record levels of activity in our acidizing service line with a focus to oil well workovers utilizing our mid to deep coiled tubing technologies.

United States Operations

Our United States operations continue to grow with the delivery of the fourth deep fracturing spread to our Grand Junction, Colorado operations district in late February. This spread was utilized throughout the second quarter servicing our expanded customer base in this robust geographic region. Our U.S. operations continue to report record revenues as we add more fracturing equipment and skilled operators. Calfrac continues to pursue additional market opportunities in other fracturing basins as encouraged by major customers in these areas. We plan to deploy a fifth multi-pumper fracturing spread to the United States during the fourth quarter of 2006.

Russian Operations

During the period, we deployed our third coiled tubing unit and first multi-pumper fracturing spread from our new operations district located at Khanty-Mansiysk in Western Siberia. In the last half of June alone, the multi-pumper spread had completed six fracturing jobs and continues on pace into the third quarter. We anticipate adding a fourth coiled tubing unit and second fracturing spread to our Russian division early in 2007, providing the necessary critical mass in this market. Calfrac continues to add experienced expatriates and local Russian employees to this expanding market.

Outlook

We recognize the potential for softening in our markets should weakening natural gas prices result in a reduction in our customers' capital programs. Although this may cause uncertainty in the markets for the near-term, activity levels in the majority of our service lines continue to be robust and our major customers have not given us any indication that our ongoing projects or geographic regions will be significantly affected. Calfrac remains positive as we look to the future with our expanding equipment inventory in all our services lines and our diverse geographic regions.

Calfrac's 2006 capital program is well underway with delivery of the majority of the new equipment expected late in the fourth quarter, resulting in a year-end total of 27 fracturing spreads, 18 coiled tubing units and 17 cementing units. This increased equipment fleet will allow us to continue to roll out our expansion strategy in our three major geographic regions (Canada, the United States and Russia) with a focus of maintaining technological leadership in all our service lines. We look forward to reporting our progress throughout the remainder of the year.

On behalf of the Board of Directors,

DOUGLAS R. RAMSAY
President & Chief Executive Officer
August 8, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of August 8, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally

accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three and six months ended June 30, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

Performance Summary

Calfrac Well Services Ltd. ("Calfrac" or the "Company") produced record revenue and revenue per job figures for the three and six months ended June 30, 2006. Improved year-over-year second quarter financial results reflect the Company's successful execution of its strategy to increase its presence in the deeper, more technical areas of northern Alberta and northeastern British Columbia across all of its services lines, as evidenced by a three-fold increase in the quarter's revenues generated from this region. Strong quarterly results also reflect notable improvements in the Company's Canadian coiled tubing and cementing operations as well as a significant increase in activity from its United States operations. Robust activity levels in both countries was supplemented by a larger fleet of equipment servicing these markets. The increase in revenue for the quarter was recorded despite an extended spring breakup period in Western Canada, which resulted in lower levels of activity during the first half of the second quarter. In late May/early June, the Company's Canadian operations were also curtailed due to heavy precipitation, but activity increased significantly in southern Alberta in late June when weather improved. Late in the second quarter, Calfrac commenced fracturing operations in the Russian Federation that, despite having a minor impact on the financial results for the quarter, will provide the foundation for improved financial performance going forward.

Revenue for the three months ended June 30, 2006 was a record $67.0 million, an increase of 50% over the $44.6 million posted a year ago. Net income was $1.6 million ($0.04 per share - basic) for the second quarter versus a net loss of $1.9 million ($0.05 per share - basic) in the same period of 2005, while cash flow totaled $7.2 million ($0.20 per share - basic) compared to $2.3 million ($0.06 per share - basic) recorded in the 2005 three-month period. During the first half of 2006, revenue increased 54% to $193.0 million from $125.3 million a year ago, while net income rose 83% to $36.1 million ($1.00 per share - basic) from $19.8 million ($0.55 per share - basic) and cash flow grew 73% to $48.9 million ($1.35 per share - basic) from $28.3 million ($0.78 per share - basic) in the first six months of 2005.

Revenue

Canadian Operations

Revenue from Canadian operations for the second quarter of 2006 increased 9% to $42.7 million versus $39.2 million recorded in the 2005 three-month period. Canadian fracturing revenue for the second quarter totaled $36.8 million compared to $36.4 million in the corresponding period of 2005.

Year-over-year revenue was positively impacted by the introduction of three new fracturing spreads, price book increases to the Company's service offerings that became effective July 1, 2005 and January 1, 2006, and increased activity in the deeper markets of northern Alberta and northeastern British Columbia, which resulted partially from a long-term contract for a dedicated deep fracturing unit that was entered into during the first quarter. While revenues increased on a period-over-period basis, they were curtailed by weather related issues. An extended spring breakup period resulted in April's activity levels being below Company expectations as its customers, particularly in the shallow gas regions of southern Alberta, were unable to access wellsite locations. Heavy precipitation during the first half of June also severely hampered the Company's operations in all of its Western Canadian business lines. Weakness in coalbed methane ("CBM") activity during the quarter also resulted in lower than expected levels of utilization. Overall, the industry drilled 2,859 wells during the second quarter, down 27% from the same period last year. Calfrac completed 726 Canadian fracturing jobs during the second quarter of 2006 for average revenue of $50,729 per job compared to 954 jobs for $38,192 per job the prior year. While the year-over-year job count decreased 24%, a 33% increase in revenue per job more than made up for the reduced number of jobs completed during the quarter. The lower job count was directly attributable to activity in the CBM and shallow gas market of southern and east central Alberta. The industry drilled 43% fewer shallow wells in the second quarter of 2006 compared to the same period in 2005. CBM activity was also lower than expected during the quarter as the industry continued to address regulatory requirements for the licensing of these wells. Improved per job revenues were attributable to significant increases in the number of fracturing jobs in central and northern Alberta and northeastern British Columbia as noted above.

For the six months ended June 30, 2006, revenue from Canadian operations increased 32% to $151.7 million from $114.7 million in 2005, while Canadian fracturing revenue totaled $135.5 million versus $105.8 million the prior year. During the first half of 2006, revenue increased due to a larger fleet of equipment, while inclement weather had less impact on revenue than it did a year ago. During the first six months of 2006, the Company completed 2,464 Canadian fracturing jobs for average revenue of $54,978 per job versus 2,479 jobs for $42,685 per job in 2005. The decrease in first half job counts was consistent with the decrease in shallow and CBM drilling activity levels on a year-over-year basis. Improved per job revenues for the first half of the year were a result of increases in the number and size of jobs in the deeper, more technical areas of Western Canada. While revenue from shallow gas and CBM operations was lower than expected, the Company expects that the remainder of the year will bring higher activity levels from this business segment based on information it has received from its customers.

Revenue from coiled tubing operations totaled $2.4 million in the 2006 three-month period versus $1.1 million a year ago. The total number of jobs completed in the second quarter was 858 for average revenue of $2,830 per job compared to 918 jobs for $1,227 per job in 2005. The 131% increase in per job revenues was partially related to the deployment of two deep coiled tubing units during the quarter, which resulted in higher levels of activity and improved per job revenues. During the second quarter of 2005, the coiled tubing fleet was exclusively focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job. Consistent with fracturing operations, shallow coiled tubing operations were negatively affected by a slow start to the quarter resulting from a late spring breakup and wet weather in southern Alberta throughout most of June.

During the first half of 2006, revenue from coiled tubing operations was $7.0 million compared to $5.3 million in 2005 with 2,172 total jobs completed for average revenue of $3,245 per job versus 2,043 jobs for $2,615 per job a year ago. First half coiled tubing operations were positively impacted by the completion of more jobs in the deeper, more technical basins of Western Canada.

Revenue from the Company's cementing operations totaled $3.5 million for the three months ended June 30, 2006, a 117% increase over the $1.6 million recorded a year ago. The Company completed 309 jobs during the second quarter

for average revenue of $11,184 per job compared to 218 jobs for $7,307 per job in the prior year. The increases in revenue, job count and revenue per job related to the deployment of two additional twin cementing units focused on the deeper, more technical formations in central and northern Alberta. The results also reflect continued momentum from the integration of cementing operations into the Company's sales and marketing efforts. As at June 30, 2006, the Company was operating 11 cementing units compared to 6 units a year ago.

For the first half of 2006, revenue from cementing operations totaled $9.2 million compared to $3.5 million for the first half of 2005. Calfrac completed 936 jobs for $9,840 per job during the first half of 2006 versus 475 jobs for an average $7,374 per job in the 2005 six-month period. The increase in the year-to-date results reflect a larger fleet of equipment as noted above and a larger presence in the deeper market of central and northern Alberta.

United States Operations

Revenue from United States operations totaled $20.2 million for the three months ended June 30, 2006, an increase of 270% over the $5.5 million recorded in 2005. The dramatic improvement in revenue was directly related to a larger fleet of equipment and higher levels of activity. The Company deployed one fracturing spread late in 2005 to service the eastern Colorado market and deployed an additional deep fracturing spread to the Piceance Basin late in first quarter of 2006. During the second quarter, the Company completed 335 U.S. fracturing jobs for average revenue of $60,132 per job compared to 86 jobs for $63,537 per job in 2005. A weaker U.S. dollar during the second quarter of 2006 compared to the prior year contributed in the reduction in revenue per job for U.S. operations.

For the six months ended June 30, 2006, revenue from U.S. operations increased 237% to $35.9 million over the $10.7 million recorded in 2005. During the first half of 2006, Calfrac completed 583 U.S. fracturing jobs for average revenue of $61,230 per job compared to 152 jobs for $70,086 per job recorded a year ago. As outlined above, a larger fleet of equipment combined with high activity levels in the Piceance Basin of western Colorado were the primary drivers for the improved financial performance. Revenue per job figures were impacted by a weaker U.S. dollar to date in 2006.

Russian Operations

Calfrac commenced operations in the Russian well service market in the fall of 2005 with two deep coiled tubing units. During the second quarter of 2006, the Company deployed an additional coiled tubing unit (which began operating in May) and its first fracturing spread (which commenced operations in June) into the Khanty-Mansiysk region of Western Siberia. During the second quarter of 2006, Calfrac's revenue from Russian operations totaled $4.0 million compared to $1.3 million in the first quarter. This sequential increase can be directly attributed to the deployment of the additional equipment noted above. With the commencement of fracturing operations late in the period, the Company expects improved financial performance from this market going forward.

Gross Margin

The Company recorded consolidated gross margin of $14.4 million for the second quarter of 2006 compared to $7.6 million for the corresponding period of 2005. As a percentage of revenue, consolidated gross margin was 21.6% for the 2006 three-month period versus 17.1% a year ago. For the six months ended June 30, 2006, consolidated gross margin increased 61% to $64.4 million from $40.1 million a year ago as a result of a larger fleet of equipment and strong levels of activity in the Rocky Mountain region of the United States. First half consolidated gross margin improved to 33.4% from 32.0% recorded in 2005 due primarily to higher per job revenues and improved financial performance from the Company's U.S. operations. This was partially offset by costs associated with the commencement of Russian operations.

Expenses

Operating Expenses

During the quarter, operating costs increased 42% to total $52.5 million versus $37.0 million in the second quarter of 2005. For the six months ended June 30, 2006, operating costs rose 51% to $128.6 million compared to $85.2 million recorded a year ago. The increase in operating expenses was largely due to the higher levels of activity in the second quarter of 2006 compared to that recorded a year ago. In addition, the Company completed a comprehensive preventative maintenance program during the spring breakup period in response to the high utilization of its equipment over the last several quarters and the expectation that the industry will continue to be robust throughout the remainder of the year. Calfrac also incurred higher labour costs during the second quarter of 2006. Since most of the Company's field personnel earn a base salary that approximates one-half of their total compensation, low activity periods, like those experienced during the second quarter, have a negative impact on gross margins. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. Operating expenses in the quarter were also negatively impacted by higher per unit nitrogen costs due to the lower volumes required during low activity periods in the second quarter. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes result in a higher per unit cost. Higher district costs were also incurred during the second quarter of 2006 in order to support the rollout of additional fracturing, coiled tubing and cementing units expected to take place during the fourth quarter of the year. The Company has been proactive in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added capital expected to be deployed as the Company completes its 2006 capital program. Additional start-up costs were also incurred in the quarter related to the deployment of an additional coiled tubing unit and deep fracturing spread to the new operations district located at Khanty-Mansiysk in Western Siberia.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $5.6 million for the quarter ended June 30, 2006 compared to $5.7 million in 2005. As a percentage of revenue, SG&A expenses decreased to 8% in the second quarter of 2006 compared to 13% in the corresponding period a year ago. During the first half of both 2006 and 2005, SG&A expenses totaled $13.0 million. As a percentage of revenue, SG&A expenses decreased to 7% in the 2006 six-month period from 10% a year ago, which can be partially attributed to the higher revenue base resulting from the larger fleet of equipment and increased levels of activity in the Company's U.S. operations. Also, Calfrac recorded a stock-based compensation expense of $0.7 million for the second quarter of 2006 compared to $1.2 million in 2005 related to the implementation of a new long-term incentive plan for directors, officers and employees. On a year-to-date basis, the Company recorded a stock-based compensation expense of $1.3 million compared to $2.2 million for the first half of 2005. For the three and six-month periods ended June 30, 2005, the Company also expensed costs of $0.6 million and $1.0 million, respectively, related to the start-up of coiled tubing operations in Russia. Additional costs were also incurred in 2005 relating to the acquisition of the remaining interest in Ram Cementers Inc.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $0.5 million for the quarter ended June 30, 2006 compared to net interest income of $0.1 million in 2005. For the six months ended June 30, 2006, net interest expense totaled $0.8

million versus net interest income of $0.2 million a year ago. The change was primarily as a result of the Company drawing on its credit facilities in order to finance its 2006 capital program. Depreciation expense rose 40% to $5.9 million from $4.2 million in the second quarter of 2005. For the six months ended June 30, 2006, depreciation expense totaled $11.2 million, an increase of 43% over the $7.8 million recorded in the first half of 2005. The increase was due to a full year of depreciation relating to equipment additions made during the latter half of 2005 and the first half of 2006 as part of the Company's capital program.

Income Tax

The Company recorded an income tax expense of $0.8 million for the three months ended June 30, 2006 versus a recovery of $0.3 million the prior year. Current tax expense for the quarter was $1.5 million, which was largely attributed to the profitability of the Company's U.S. operations, compared to an expense of $0.2 million in 2005. Calfrac recorded a future income tax recovery of $0.8 million for the three months ended June 30, 2006 compared to one of $0.6 million recorded in 2005. The recovery in the current quarter related primarily to recording a tax asset associated with start-up losses sustained with the commencement of operations in the Russian Federation. The reduction in Alberta's provincial tax rates had an immaterial effect on Calfrac due to tax attributes on the Company's balance sheet during the quarter resulting from tax pools acquired from the amalgamation with Denison Energy Inc. in March 2004. During the first six months of 2006, the Company had an income tax expense of $3.4 million compared to an income tax recovery of $0.2 million in 2005. Current tax expense for the first half of 2006, which primarily related to the profitability of the Company's U.S. operations, was $2.8 million compared to a recovery of $0.1 million a year ago. As a result of the business combination with Denison Energy Inc. noted above, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the remainder of 2006. A future income tax expense of $0.6 million was recorded for the first half of 2006 versus a recovery of $34,000 in 2005. The expense for 2006 was related to the drawdown of the Company's tax pools as well as the timing of some deductions related to its U.S. operations. As explained above, these amounts were partially offset by recording a tax asset associated with the start-up losses associated with the Company's Russian initiative.

Net Income

During the second quarter of 2006, the Company recorded net income of $1.6 million or $0.04 per share (basic) compared to a net loss of $1.9 million or $0.05 per share (basic) a year ago. Improved earnings resulted from strong financial results produced by the Company's U.S. operations, which were partially offset by losses sustained by its Russian operation. For the six months ended June 30, 2006, net income totaled $36.1 million or $1.00 per share (basic) compared to $19.8 million or $0.55 per share (basic) in 2005. This growth in earnings was due to increased revenue and higher margins resulting from growing industry activity levels in Canada and the United States and a larger fleet of equipment.

Cash Flow

Cash flow for the three months ended June 30, 2006 totaled $7.2 million or $0.20 per share (basic) compared to $2.3 million or $0.06 per share (basic) recorded in 2005. During the first half of 2006, cash flow totaled $48.9 million or $1.35 per share (basic) versus $28.3 million or $0.78 per share (basic) in 2005. During 2006, cash flow was used to partially finance the Company's capital expenditures program and fund operations during the periods of high activity levels.

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Summary of Quarterly Results

Three Months Ended	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	60,538	82,477	80,694	44,619
Gross margin	20,732	34,346	32,437	7,630
Net income (loss)	11,771	23,134	21,670	(1,876)
Per share - basic(1)	0.34	0.64	0.60	(0.05)
- diluted(1)	0.34	0.64	0.59	(0.05)
Cash flow(2)	14,880	28,156	26,015	2,280
Per share - basic(1)	0.43	0.78	0.72	0.06
- diluted(1)	0.43	0.78	0.71	0.06
EBITDA(3)	15,299	27,950	25,339	1,907
Per share - basic(1)	0.44	0.77	0.70	0.05
- diluted(1)	0.44	0.77	0.69	0.05
Capital expenditures	12,740	14,846	22,108	25,653
Working capital	36,427	52,343	49,103	22,301
Shareholders' equity	151,402	174,956	197,091	192,508
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	11	12	13	13
Coalbed methane	2	2	3	4
Total	13	14	16	17
Coiled tubing units				
Shallow	9	9	9	9
Deep	2	2	2	2
Total	11	11	11	11
Cementing units	4	4	5	6

Three Months Ended	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	77,377	111,634	126,010	66,973
Gross margin	25,694	43,336	49,927	14,446
Net income (loss)	12,947	27,372	34,556	1,569
Per share - basic(1)	0.36	0.75	0.95	0.04
- diluted(1)	0.35	0.75	0.94	0.04
Cash flow(2)	18,503	33,794	41,656	7,208
Per share - basic(1)	0.51	0.93	1.15	0.20
- diluted(1)	0.51	0.92	1.13	0.20
EBITDA(3)	18,234	34,131	42,736	8,761
Per share - basic(1)	0.50	0.94	1.18	0.24
- diluted(1)	0.50	0.93	1.16	0.24
Capital expenditures	29,241	20,612	50,631	36,501
Working capital	12,962	39,396	37,071	28,741
Shareholders' equity	207,679	234,021	271,084	267,559

	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	13	17	18	19
Coalbed methane	4	4	4	4
Total	17	21	22	23
Coiled tubing units				
Shallow	9	9	9	9
Deep	2	2	3	5
Total	11	11	12	14
Cementing units	8	9	9	11

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

2. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

>>

Liquidity and Capital Resources

For the three and six-month periods ended June 30, 2006, the Company generated cash flow of $7.2 million and $48.9 million, respectively. As at June 30, 2006, Calfrac had positive working capital of $28.7 million. Long-term debt, net of current portion, totaled $42.0 million. During the quarter, the Company chose to draw on its term facility to fund capital expenditures made during the quarter.

Capital expenditures for the three and six months ended June 30, 2006 totaled $36.5 million and $87.1 million, respectively. A portion of these expenditures related to the completion of the 2005 capital program, including the construction of a conventional fracturing spread, which was deployed to the Rocky Mountain region of the United States, and a fracturing spread that was deployed to the Russian well service market during the second quarter of 2006. The Company also incurred expenses during the quarter related to the completion of two coiled tubing and two cementing units, which were deployed during the second quarter. The remaining portion of the capital expenditures related to the 2006 capital budget, which contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the intermediate conventional fracturing market in Alberta and the three remaining fracturing spreads will be focused on deeper, more technical markets (one will operate in the Canadian market, the second is expected to be deployed to the

United States and the third is anticipated to be deployed to the Russian well services market). It is expected that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units.

The Company currently has an operating line of credit to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. This facility is undrawn as at the date of this report. The Company also has a revolving $70.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company has drawn $52.1 million of this facility.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. Upon completion of the share split, and as at the date of this report, the Company has 36,378,008 common shares outstanding.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On July 4, 2006, the Company paid a common share dividend in the amount of $1.8 million or $0.05 per share to all shareholders of record on June 15, 2006, consistent with the $1.8 million or $0.05 per share paid in 2005.

With its current working capital position, available credit facilities and anticipated cash flow, the Company expects to have adequate resources to fund its financial obligations for the balance of 2006.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 8 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to determine its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Outlook

Activity levels in Western Canada continue to remain strong despite weakness in the price of natural gas. Industry analysts expect that the number of wells drilled during 2006 should fall in the range of 24,000 to 26,000 wells with the vast majority directed towards natural gas exploration and development activities. The Company is particularly encouraged by the growth that it has experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. Historically, activity in Calfrac's shallow gas operations tend to be strong in the third quarter, and the Company expects that 2006 will be no different given its contractual relationships. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first half of 2006, which is expected to continue with the deployment of additional equipment during the second half of the year.

The Company is very encouraged by the progress of its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent expansion into eastern Colorado and the Piceance Basin with the deployment of two additional conventional fracturing spreads should provide the foundation for continued strong financial results for 2006 and beyond as the Company gains leverage from operating a larger fleet of equipment over which to spread administrative and district expenses.

Russian operations are still in a "start-up" phase. With the deployment of a conventional fracturing spread and an additional coiled tubing unit during the second quarter of 2006, the Company expects financial results from this geographic segment to improve going forward.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Second Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its second quarter results at 10:00 a.m. (Calgary time) on Thursday, August 10, 2006. The conference call dial-in number is 1-800-814-4862. The seven-day replay number is 1-877-289-8525 and enter 21197889 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

<<

CONSOLIDATED BALANCE SHEETS

As at	June 30, 2006	December 31, 2005
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	12,397	-
Accounts receivable	70,885	91,693
Inventory	7,314	6,145
Prepaid expenses and deposits	7,232	2,219
	97,828	100,057
Capital assets	274,205	198,302
Long-term investment	394	324
Goodwill	6,003	6,003
Future income taxes	20,471	32,129
	398,901	336,815
Liabilities		
Current liabilities		
Bank indebtedness	-	10,813
Accounts payable and accrued liabilities	55,995	46,748
Income taxes payable	1,943	485
Current portion of long-term debt	11,149	2,615
	69,087	60,661
Long-term debt	42,000	8,000
Other long-term liabilities	3,460	6,306
Deferred credit	16,795	27,827
	131,342	102,794
Shareholders' equity		
Capital stock (note 4)	139,631	138,767
Shares held in trust (note 5)	(3,869)	(1,385)

Contributed surplus	3,163	2,317
Retained earnings	128,634	94,322
	267,559	234,021
	398,901	336,815

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended	June 30,	Six Months Ended	June 30,
	2006	2005	2006	2005
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	66,973	44,619	192,983	125,313
Expenses				
Operating	52,527	36,989	128,610	85,246
Selling, general and administrative	5,557	5,731	13,025	13,018
Equity share of income from long-term investments	(70)	-	(70)	(257)
Other expenses (income)	202	(32)	(76)	36
Loss (gain) on disposal of capital assets	(4)	24	(4)	24
	58,212	42,712	141,485	98,067
	8,761	1,907	51,498	27,246
Depreciation	5,877	4,205	11,182	7,800
Amortization of intangibles	-	-	-	37
Interest expense (income)	540	(100)	808	(207)
Income (loss) before income taxes	2,344	(2,198)	39,508	19,616
Income tax expense (recovery)				
Current	1,528	237	2,758	(123)
Future	(753)	(559)	625	(34)
	775	(322)	3,383	(157)
Income (loss) before non-controlling interest	1,569	(1,876)	36,125	19,773
Non-controlling interest	-	-	-	(21)
Net income (loss) for the period	1,569	(1,876)	36,125	19,794
Retained earnings, beginning of period	128,878	59,502	94,322	37,832
Dividends	(1,813)	(1,809)	(1,813)	(1,809)
Retained earnings, end of period	128,634	55,817	128,634	55,817

Earnings (loss) per share				
Basic	0.04	(0.05)	1.00	0.55
Diluted	0.04	(0.05)	0.98	0.54

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	1,569	(1,876)	36,125	19,794
Items not involving cash				
Depreciation and amortization	5,877	4,205	11,182	7,837
Stock-based compensation	589	486	1,007	952
Equity share of income from long-term investments	(70)	-	(70)	(257)
Loss (gain) on disposal of capital assets	(4)	24	(4)	24
Future income taxes	(753)	(559)	625	(34)
Non-controlling interest	-	-	-	(21)
Funds provided by operations	7,208	2,280	48,865	28,295
Net change in non-cash operating assets and liabilities	31,405	28,754	19,763	21,101
	38,613	31,034	68,628	49,396
Financing activities				
Issue of long-term debt	35,000	1,303	45,000	2,013
Long-term debt repayments	(1,567)	(1,114)	(2,466)	(4,305)
Net proceeds on issue of common shares	-	-	703	-
Dividends	(1,813)	(1,809)	(1,813)	(1,809)
Purchase of common shares	(3,869)	(1,385)	(3,869)	(1,385)
	27,751	(3,005)	37,555	(5,486)
Investing activities				
Purchase of capital assets	(36,501)	(25,653)	(87,132)	(47,761)
Proceeds on disposal of capital assets	40	29	4,159	29
Acquisition of subsidiary, net of cash acquired	-	-	-	(3,000)
	(36,461)	(25,624)	(82,973)	(50,732)

Increase (decrease) in cash position	29,903	2,405	23,210	(6,822)
Cash and cash equivalents (bank indebtedness), beginning of period	(17,506)	18,603	(10,813)	27,830
Cash and cash equivalents, end of period	12,397	21,008	12,397	21,008

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2006
(000s, except per share data) (unaudited)

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

4. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($)
Balance, January 1, 2006	36,333,276	138,767
Issued upon exercise of stock options	44,732	864
Balance, June 30, 2006	36,378,008	139,631

5. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. In the second quarter of 2006, 113,508 shares were purchased

on the open market at a cost of $3,869 (2005 - 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. Stock Options

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Outstanding, January 1, 2006	818,578	18.39
Granted during the period	224,600	31.16
Exercised for common shares	(44,732)	15.73
Forfeited	(2,400)	31.16
Balance, June 30, 2006	996,046	21.31

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. Related Party Transactions

For the six months ended June 30, 2006, the Company purchased $9,286 (2005 - $6,926) of products and services from a company in which it holds a 30% equity interest. At June 30, 2006, accounts payable included $2,621 of indebtedness to this related party (June 30, 2005 - $1,112).

8. Contingencies

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of

the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

9. Segmented Information

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Inter-segment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Three Months Ended June 30, 2006					
Revenue	42,713	4,036	20,224	-	66,973
Operating income (loss)(1)	2,692	(1,354)	7,551	-	8,889
Segmented assets	390,638	49,912	28,575	(70,224)	398,901
Capital expenditures	14,986	20,544	88	883	36,501
Goodwill	6,003	-	-	-	6,003
Three Months Ended June 30, 2005					
Revenue	39,155	-	5,464	-	44,619
Operating income(1)	1,399	-	500	-	1,899
Segmented assets	269,497	-	9,925	(7,955)	271,467
Capital expenditures	23,197	-	2,456	-	25,653
Goodwill	6,003	-	-	-	6,003
Six Months Ended June 30, 2006					
Revenue	151,724	5,383	35,876	-	192,983
Operating income (loss)(1)	42,266	(2,912)	11,994	-	51,348
Segmented assets	390,638	49,912	28,575	(70,224)	398,901
Capital expenditures	59,550	25,402	1,877	303	87,132
Goodwill	6,003	-	-	-	6,003
Six Months Ended June 30, 2005					
Revenue	114,660	-	10,653	-	125,313
Operating income(1)	26,703	-	346	-	27,049
Segmented assets	269,497	-	9,925	(7,955)	271,467
Capital expenditures	45,230	-	2,531	-	47,761

Goodwill	6,003	-	-	-	6,003

1. Operating income is defined as revenue less operating expenses and selling, general and administration expenses.

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $51.6 million at June 30, 2006 ($27.8 million at June 30, 2005).

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, (403) 266-7381 (fax)/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 19:40e 09-AUG-06


TOTAL

SERVICE FIRST Q2



RECEIVED

CALFRAC WELL SERVICES LTD. › SECOND QUARTER INTERIM REPORT
For the Three and Six Months Ended June 30, 2006

HIGHLIGHTS ›

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s, except per share data) (unaudited)	$	$	%	$	$	%
Financial						
Revenue	**66,973**	44,619	50	**192,983**	125,313	54
Gross margin	**14,446**	7,630	89	**64,373**	40,067	61
Net income (loss)	**1,569**	(1,876)	–	**36,125**	19,794	83
Per share – basic	**0.04**	(0.05)	–	**1.00**	0.55	82
– diluted	**0.04**	(0.05)	–	**0.98**	0.54	81
Cash flow [1]	**7,208**	2,280	216	**48,865**	28,295	73
Per share – basic	**0.20**	0.06	233	**1.35**	0.78	73
– diluted	**0.20**	0.06	233	**1.33**	0.77	73
EBITDA [2]	**8,761**	1,907	359	**51,498**	27,246	89
Per share – basic	**0.24**	0.05	380	**1.42**	0.75	89
– diluted	**0.24**	0.05	380	**1.40**	0.75	87
Working capital	**28,741**	22,301	29	**28,741**	22,301	29
Shareholders' equity	**267,559**	192,508	39	**267,559**	192,508	39
Weighted average common shares outstanding (#)						
Basic [1]	**36,276,973**	36,180,072	–	**36,305,093**	36,197,218	–
Diluted [1]	**36,581,880**	36,533,858	–	**36,675,568**	36,509,860	–
	#	#	%	#	#	%
Operating						
Fracturing spreads at period end						
Conventional fracturing	**19**	13	46	**19**	13	46
Coalbed methane	**4**	4	–	**4**	4	–
Total	**23**	17	35	**23**	17	35
Coiled tubing units						
Shallow	**9**	9	–	**9**	9	–
Deep	**5**	2	150	**5**	2	150
Total	**14**	11	27	**14**	11	27
Cementing units	**11**	6	83	**11**	6	83

1. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Letter to Shareholders

I am pleased to present the highlights for the three months ended June 30, 2006, the developments to date in the year's third quarter and an outlook for the remainder of 2006.

FINANCIAL HIGHLIGHTS ›

Calfrac achieved record revenues of $67.0 million for the second quarter of 2006, a 50% increase over the same quarter in 2005. We posted net income of $1.6 million or $0.04 per share (basic) and operating cash flow of $7.2 million or $0.20 per share (basic), more than a three-fold increase over the same period a year ago. During the 2006 second quarter, average consolidated revenue per fracturing job in our North American operations increased 33% to $53,698 from $40,288 recorded in the corresponding period of 2005.

OPERATIONAL HIGHLIGHTS ›

Canadian Operations

The success of Calfrac's strategy to expand operations in the deeper, more technically challenging geographic regions of the Western Canadian Sedimentary Basin was evident again in the second quarter by the revenues generated by our contracted fracturing spread in northern Alberta as well as additional spreads and units in all our service lines. We plan to deploy additional fracturing, coiled tubing and cementing equipment late in the third quarter and throughout the fourth quarter to service this growing market.

Our shallow gas operations were steady during the quarter with the focus on the fracturing campaign in the "Suffield Block" of southeastern Alberta. Operations were hampered in late May/early June due to wet weather; however, since the latter part of June, we have had more favourable conditions resulting in all of our spreads operating at high utilization rates.

For the second consecutive quarter, our coalbed methane ("CBM") operations were below expectations with our customers still incurring access, licensing and infrastructure challenges. As a result, our year-over-year job count in this service line was down. That being said, we expect that in the third quarter activity will begin to pick up with three of our four CBM ultra high rate fracturing spreads working consistently on take or pay contracts.

Our corporate philosophy focuses on the value of maintaining long-term relationships. Currently, one-third of our Canadian fracturing spreads, including CBM, continue to be contracted on long-term take or pay contracts. During the second quarter, we deployed two deep coiled tubing units and two twin cementing units to our deeper, more technically challenging regions of northwestern Alberta and northeastern British Columbia as we further expand these service lines with the addition of new equipment, state-of-the-art technologies and experienced personnel.

Throughout the second quarter and to date in the third quarter, we have been experiencing record levels of activity in our acidizing service line with a focus to oil well workovers utilizing our mid to deep coiled tubing technologies.

United States Operations

Our United States operations continue to grow with the delivery of the fourth deep fracturing spread to our Grand Junction, Colorado operations district in late February. This spread was utilized throughout the second quarter servicing our expanded customer base in this robust geographic region. Our U.S. operations continue to report record revenues as we add more fracturing equipment and skilled operators. Calfrac continues to pursue additional market opportunities in other fracturing basins as encouraged by major customers in these areas. We plan to deploy a fifth multi-pumper fracturing spread to the United States during the fourth quarter of 2006.

82-34909

Russian Operations

During the period, we deployed our third coiled tubing unit and first multi-pumper fracturing spread from our new operations district located at Khanty-Mansiysk in Western Siberia. In the last half of June alone, the multi-pumper spread had completed six fracturing jobs and continues on pace into the third quarter. We anticipate adding a fourth coiled tubing unit and second fracturing spread to our Russian division early in 2007, providing the necessary critical mass in this market. Calfrac continues to add experienced expatriates and local Russian employees to this expanding market.

OUTLOOK ›

We recognize the potential for softening in our markets should weakening natural gas prices result in a reduction in our customers' capital programs. Although this may cause uncertainty in the markets for the near-term, activity levels in the majority of our service lines continue to be robust and our major customers have not given us any indication that our ongoing projects or geographic regions will be significantly affected. Calfrac remains positive as we look to the future with our expanding equipment inventory in all our services lines and our diverse geographic regions.

Calfrac's 2006 capital program is well underway with delivery of the majority of the new equipment expected late in the fourth quarter, resulting in a year-end total of 27 fracturing spreads, 18 coiled tubing units and 17 cementing units. This increased equipment fleet will allow us to continue to roll out our expansion strategy in our three major geographic regions (Canada, the United States and Russia) with a focus of maintaining technological leadership in all our service lines. We look forward to reporting our progress throughout the remainder of the year.

On behalf of the Board of Directors,

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

August 8, 2006

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of August 8, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three and six months ended June 30, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. ("Calfrac" or the "Company") produced record revenue and revenue per job figures for the three and six months ended June 30, 2006. Improved year-over-year second quarter financial results reflect the Company's successful execution of its strategy to increase its presence in the deeper, more technical areas of northern Alberta and northeastern British Columbia across all of its services lines, as evidenced by a three-fold increase in the quarter's revenues generated from this region. Strong quarterly results also reflect notable improvements in the Company's Canadian coiled tubing and cementing operations as well as a significant increase in activity from its United States operations. Robust activity levels in both countries was supplemented by a larger fleet of equipment servicing these markets. The increase in revenue for the quarter was recorded despite an extended spring breakup period in Western Canada, which resulted in lower levels of activity during the first half of the second quarter. In late May/early June, the Company's Canadian operations were also curtailed due to heavy precipitation, but activity increased significantly in southern Alberta in late June when weather improved. Late in the second quarter, Calfrac commenced fracturing operations in the Russian Federation that, despite having a minor impact on the financial results for the quarter, will provide the foundation for improved financial performance going forward.

Revenue for the three months ended June 30, 2006 was a record $67.0 million, an increase of 50% over the $44.6 million posted a year ago. Net income was $1.6 million ($0.04 per share – basic) for the second quarter versus a net loss of $1.9 million ($0.05 per share – basic) in the same period of 2005, while cash flow totaled $7.2 million ($0.20 per share – basic) compared to $2.3 million ($0.06 per share – basic) recorded in the 2005 three-month period. During the first half of 2006, revenue increased 54% to $193.0 million from $125.3 million a year ago, while net income rose 83% to $36.1 million ($1.00 per share – basic) from $19.8 million ($0.55 per share – basic) and cash flow grew 73% to $48.9 million ($1.35 per share – basic) from $28.3 million ($0.78 per share – basic) in the first six months of 2005.

REVENUE ›

Canadian Operations

Revenue from Canadian operations for the second quarter of 2006 increased 9% to $42.7 million versus $39.2 million recorded in the 2005 three-month period. Canadian fracturing revenue for the second quarter totaled $36.8 million compared to $36.4 million in the corresponding period of 2005. Year-over-year revenue was positively impacted by the introduction of three new fracturing spreads, price book increases to the Company's service offerings that became effective July 1, 2005 and January 1, 2006, and increased activity in the deeper markets of northern Alberta and northeastern British Columbia, which resulted partially from a long-term contract

for a dedicated deep fracturing unit that was entered into during the first quarter. While revenues increased on a period-over-period basis, they were curtailed by weather related issues. An extended spring breakup period resulted in April's activity levels being below Company expectations as its customers, particularly in the shallow gas regions of southern Alberta, were unable to access wellsite locations. Heavy precipitation during the first half of June also severely hampered the Company's operations in all of its Western Canadian business lines. Weakness in coalbed methane ("CBM") activity during the quarter also resulted in lower than expected levels of utilization. Overall, the industry drilled 2,859 wells during the second quarter, down 27% from the same period last year. Calfrac completed 726 Canadian fracturing jobs during the second quarter of 2006 for average revenue of $50,729 per job compared to 954 jobs for $38,192 per job the prior year. While the year-over-year job count decreased 24%, a 33% increase in revenue per job more than made up for the reduced number of jobs completed during the quarter. The lower job count was directly attributable to activity in the CBM and shallow gas market of southern and east central Alberta. The industry drilled 43% fewer shallow wells in the second quarter of 2006 compared to the same period in 2005. CBM activity was also lower than expected during the quarter as the industry continued to address regulatory requirements for the licensing of these wells. Improved per job revenues were attributable to significant increases in the number of fracturing jobs in central and northern Alberta and northeastern British Columbia as noted above.

For the six months ended June 30, 2006, revenue from Canadian operations increased 32% to $151.7 million from $114.7 million in 2005, while Canadian fracturing revenue totaled $135.5 million versus $105.8 million the prior year. During the first half of 2006, revenue increased due to a larger fleet of equipment, while inclement weather had less impact on revenue than it did a year ago. During the first six months of 2006, the Company completed 2,464 Canadian fracturing jobs for average revenue of $54,978 per job versus 2,479 jobs for $42,685 per job in 2005. The decrease in first half job counts was consistent with the decrease in shallow and CBM drilling activity levels on a year-over-year basis. Improved per job revenues for the first half of the year were a result of increases in the number and size of jobs in the deeper, more technical areas of Western Canada. While revenue from shallow gas and CBM operations was lower than expected, the Company expects that the remainder of the year will bring higher activity levels from this business segment based on information it has received from its customers.

Revenue from coiled tubing operations totaled $2.4 million in the 2006 three-month period versus $1.1 million a year ago. The total number of jobs completed in the second quarter was 858 for average revenue of $2,830 per job compared to 918 jobs for $1,227 per job in 2005. The 131% increase in per job revenues was partially related to the deployment of two deep coiled tubing units during the quarter, which resulted in higher levels of activity and improved per job revenues. During the second quarter of 2005, the coiled tubing fleet was exclusively focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job. Consistent with fracturing operations, shallow coiled tubing operations were negatively affected by a slow start to the quarter resulting from a late spring breakup and wet weather in southern Alberta throughout most of June.

During the first half of 2006, revenue from coiled tubing operations was $7.0 million compared to $5.3 million in 2005 with 2,172 total jobs completed for average revenue of $3,245 per job versus 2,043 jobs for $2,615 per job a year ago. First half coiled tubing operations were positively impacted by the completion of more jobs in the deeper, more technical basins of Western Canada.

Revenue from the Company's cementing operations totaled $3.5 million for the three months ended June 30, 2006, a 117% increase over the $1.6 million recorded a year ago. The Company completed 309 jobs during the second quarter for average revenue of $11,184 per job compared to 218 jobs for $7,307 per job in the prior year. The increases in revenue, job count and revenue per job related to the deployment of two additional twin cementing units focused on the deeper, more technical formations in central and northern Alberta. The results also reflect continued momentum from the integration of cementing operations into the Company's sales and marketing efforts. As at June 30, 2006, the Company was operating 11 cementing units compared to 6 units a year ago.

Management's Discussion and Analysis

For the first half of 2006, revenue from cementing operations totaled $9.2 million compared to $3.5 million for the first half of 2005. Calfrac completed 936 jobs for $9,840 per job during the first half of 2006 versus 475 jobs for an average $7,374 per job in the 2005 six-month period. The increase in the year-to-date results reflect a larger fleet of equipment as noted above and a larger presence in the deeper market of central and northern Alberta.

United States Operations

Revenue from United States operations totaled $20.2 million for the three months ended June 30, 2006, an increase of 270% over the $5.5 million recorded in 2005. The dramatic improvement in revenue was directly related to a larger fleet of equipment and higher levels of activity. The Company deployed one fracturing spread late in 2005 to service the eastern Colorado market and deployed an additional deep fracturing spread to the Piceance Basin late in first quarter of 2006. During the second quarter, the Company completed 335 U.S. fracturing jobs for average revenue of $60,132 per job compared to 86 jobs for $63,537 per job in 2005. A weaker U.S. dollar during the second quarter of 2006 compared to the prior year contributed in the reduction in revenue per job for U.S. operations.

For the six months ended June 30, 2006, revenue from U.S. operations increased 237% to $35.9 million over the $10.7 million recorded in 2005. During the first half of 2006, Calfrac completed 583 U.S. fracturing jobs for average revenue of $61,230 per job compared to 152 jobs for $70,086 per job recorded a year ago. As outlined above, a larger fleet of equipment combined with high activity levels in the Piceance Basin of western Colorado were the primary drivers for the improved financial performance. Revenue per job figures were impacted by a weaker U.S. dollar to date in 2006.

Russian Operations

Calfrac commenced operations in the Russian well service market in the fall of 2005 with two deep coiled tubing units. During the second quarter of 2006, the Company deployed an additional coiled tubing unit (which began operating in May) and its first fracturing spread (which commenced operations in June) into the Khanty-Mansiysk region of Western Siberia. During the second quarter of 2006, Calfrac's revenue from Russian operations totaled $4.0 million compared to $1.3 million in the first quarter. This sequential increase can be directly attributed to the deployment of the additional equipment noted above. With the commencement of fracturing operations late in the period, the Company expects improved financial performance from this market going forward.

GROSS MARGIN ›

The Company recorded consolidated gross margin of $14.4 million for the second quarter of 2006 compared to $7.6 million for the corresponding period of 2005. As a percentage of revenue, consolidated gross margin was 21.6% for the 2006 three-month period versus 17.1% a year ago. For the six months ended June 30, 2006, consolidated gross margin increased 61% to $64.4 million from $40.1 million a year ago as a result of a larger fleet of equipment and strong levels of activity in the Rocky Mountain region of the United States. First half consolidated gross margin improved to 33.4% from 32.0% recorded in 2005 due primarily to higher per job revenues and improved financial performance from the Company's U.S. operations. This was partially offset by costs associated with the commencement of Russian operations.

EXPENSES ›

Operating Expenses

During the quarter, operating costs increased 42% to total $52.5 million versus $37.0 million in the second quarter of 2005. For the six months ended June 30, 2006, operating costs rose 51% to $128.6 million compared

to $85.2 million recorded a year ago. The increase in operating expenses was largely due to the higher levels of activity in the second quarter of 2006 compared to that recorded a year ago. In addition, the Company completed a comprehensive preventative maintenance program during the spring breakup period in response to the high utilization of its equipment over the last several quarters and the expectation that the industry will continue to be robust throughout the remainder of the year. Calfrac also incurred higher labour costs during the second quarter of 2006. Since most of the Company's field personnel earn a base salary that approximates one-half of their total compensation, low activity periods, like those experienced during the second quarter, have a negative impact on gross margins. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. Operating expenses in the quarter were also negatively impacted by higher per unit nitrogen costs due to the lower volumes required during low activity periods in the second quarter. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes result in a higher per unit cost. Higher district costs were also incurred during the second quarter of 2006 in order to support the rollout of additional fracturing, coiled tubing and cementing units expected to take place during the fourth quarter of the year. The Company has been proactive in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added capital expected to be deployed as the Company completes its 2006 capital program. Additional start-up costs were also incurred in the quarter related to the deployment of an additional coiled tubing unit and deep fracturing spread to the new operations district located at Khanty-Mansiysk in Western Siberia.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $5.6 million for the quarter ended June 30, 2006 compared to $5.7 million in 2005. As a percentage of revenue, SG&A expenses decreased to 8% in the second quarter of 2006 compared to 13% in the corresponding period a year ago. During the first half of both 2006 and 2005, SG&A expenses totaled $13.0 million. As a percentage of revenue, SG&A expenses decreased to 7% in the 2006 six-month period from 10% a year ago, which can be partially attributed to the higher revenue base resulting from the larger fleet of equipment and increased levels of activity in the Company's U.S. operations. Also, Calfrac recorded a stock-based compensation expense of $0.7 million for the second quarter of 2006 compared to $1.2 million in 2005 related to the implementation of a new long-term incentive plan for directors, officers and employees. On a year-to-date basis, the Company recorded a stock-based compensation expense of $1.3 million compared to $2.2 million for the first half of 2005. For the three and six-month periods ended June 30, 2005, the Company also expensed costs of $0.6 million and $1.0 million, respectively, related to the start-up of coiled tubing operations in Russia. Additional costs were also incurred in 2005 relating to the acquisition of the remaining interest in Ram Cementers Inc.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $0.5 million for the quarter ended June 30, 2006 compared to net interest income of $0.1 million in 2005. For the six months ended June 30, 2006, net interest expense totaled $0.8 million versus net interest income of $0.2 million a year ago. The change was primarily as a result of the Company drawing on its credit facilities in order to finance its 2006 capital program. Depreciation expense rose 40% to $5.9 million from $4.2 million in the second quarter of 2005. For the six months ended June 30, 2006, depreciation expense totaled $11.2 million, an increase of 43% over the $7.8 million recorded in the first half of 2005. The increase was due to a full year of depreciation relating to equipment additions made during the latter half of 2005 and the first half of 2006 as part of the Company's capital program.

Management's Discussion and Analysis

INCOME TAX ›

The Company recorded an income tax expense of $0.8 million for the three months ended June 30, 2006 versus a recovery of $0.3 million the prior year. Current tax expense for the quarter was $1.5 million, which was largely attributed to the profitability of the Company's U.S. operations, compared to an expense of $0.2 million in 2005. Calfrac recorded a future income tax recovery of $0.8 million for the three months ended June 30, 2006 compared to one of $0.6 million recorded in 2005. The recovery in the current quarter related primarily to recording a tax asset associated with start-up losses sustained with the commencement of operations in the Russian Federation. The reduction in Alberta's provincial tax rates had an immaterial effect on Calfrac due to tax attributes on the Company's balance sheet during the quarter resulting from tax pools acquired from the amalgamation with Denison Energy Inc. in March 2004. During the first six months of 2006, the Company had an income tax expense of $3.4 million compared to an income tax recovery of $0.2 million in 2005. Current tax expense for the first half of 2006, which primarily related to the profitability of the Company's U.S. operations, was $2.8 million compared to a recovery of $0.1 million a year ago. As a result of the business combination with Denison Energy Inc. noted above, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the remainder of 2006. A future income tax expense of $0.6 million was recorded for the first half of 2006 versus a recovery of $34,000 in 2005. The expense for 2006 was related to the drawdown of the Company's tax pools as well as the timing of some deductions related to its U.S. operations. As explained above, these amounts were partially offset by recording a tax asset associated with the start-up losses associated with the Company's Russian initiative.

NET INCOME ›

During the second quarter of 2006, the Company recorded net income of $1.6 million or $0.04 per share (basic) compared to a net loss of $1.9 million or $0.05 per share (basic) a year ago. Improved earnings resulted from strong financial results produced by the Company's U.S. operations, which were partially offset by losses sustained by its Russian operation. For the six months ended June 30, 2006, net income totaled $36.1 million or $1.00 per share (basic) compared to $19.8 million or $0.55 per share (basic) in 2005. This growth in earnings was due to increased revenue and higher margins resulting from growing industry activity levels in Canada and the United States and a larger fleet of equipment.

CASH FLOW ›

Cash flow for the three months ended June 30, 2006 totaled $7.2 million or $0.20 per share (basic) compared to $2.3 million or $0.06 per share (basic) recorded in 2005. During the first half of 2006, cash flow totaled $48.9 million or $1.35 per share (basic) versus $28.3 million or $0.78 per share (basic) in 2005. During 2006, cash flow was used to partially finance the Company's capital expenditures program and fund operations during the periods of high activity levels.

SUMMARY OF QUARTERLY RESULTS ›

Three Months Ended	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	**Jun.30, 2006**
(000s, except per share data) (unaudited)	$	$	$	$	$	$	$	$
Financial								
Revenue	60,538	82,477	80,694	44,619	77,377	111,634	126,010	**66,973**
Gross margin	20,732	34,346	32,437	7,630	25,694	43,336	49,927	**14,446**
Net income (loss)	11,771	23,134	21,670	(1,876)	12,947	27,372	34,556	**1,569**
Per share – basic [1]	0.34	0.64	0.60	(0.05)	0.36	0.75	0.95	**0.04**
– diluted [1]	0.34	0.64	0.59	(0.05)	0.35	0.75	0.94	**0.04**
Cash flow [2]	14,880	28,156	26,015	2,280	18,503	33,794	41,656	**7,208**
Per share – basic [1]	0.43	0.78	0.72	0.06	0.51	0.93	1.15	**0.20**
– diluted [1]	0.43	0.78	0.71	0.06	0.51	0.92	1.13	**0.20**
EBITDA [3]	15,299	27,950	25,339	1,907	18,234	34,131	42,736	**8,761**
Per share – basic [1]	0.44	0.77	0.70	0.05	0.50	0.94	1.18	**0.24**
– diluted [1]	0.44	0.77	0.69	0.05	0.50	0.93	1.16	**0.24**
Capital expenditures	12,740	14,846	22,108	25,653	29,241	20,612	50,631	**36,501**
Working capital	36,427	52,343	49,103	22,301	12,962	39,396	37,071	**28,741**
Shareholders' equity	151,402	174,956	197,091	192,508	207,679	234,021	271,084	**267,559**
	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)
Operating								
Fracturing spreads								
Conventional	11	12	13	13	13	17	18	**19**
Coalbed methane	2	2	3	4	4	4	4	**4**
Total	13	14	16	17	17	21	22	**23**
Coiled tubing units								
Shallow	9	9	9	9	9	9	9	**9**
Deep	2	2	2	2	2	2	3	**5**
Total	11	11	11	11	11	11	12	**14**
Cementing units	4	4	5	6	8	9	9	**11**

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

LIQUIDITY AND CAPITAL RESOURCES ›

For the three and six-month periods ended June 30, 2006, the Company generated cash flow of $7.2 million and $48.9 million, respectively. As at June 30, 2006, Calfrac had positive working capital of $28.7 million. Long-term debt, net of current portion, totaled $42.0 million. During the quarter, the Company chose to draw on its term facility to fund capital expenditures made during the quarter.

Management's Discussion and Analysis

Capital expenditures for the three and six months ended June 30, 2006 totaled $36.5 million and $87.1 million, respectively. A portion of these expenditures related to the completion of the 2005 capital program, including the construction of a conventional fracturing spread, which was deployed to the Rocky Mountain region of the United States, and a fracturing spread that was deployed to the Russian well service market during the second quarter of 2006. The Company also incurred expenses during the quarter related to the completion of two coiled tubing and two cementing units, which were deployed during the second quarter. The remaining portion of the capital expenditures related to the 2006 capital budget, which contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the intermediate conventional fracturing market in Alberta and the three remaining fracturing spreads will be focused on deeper, more technical markets (one will operate in the Canadian market, the second is expected to be deployed to the United States and the third is anticipated to be deployed to the Russian well services market). It is expected that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units.

The Company currently has an operating line of credit to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. This facility is undrawn as at the date of this report. The Company also has a revolving $70.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company has drawn $52.1 million of this facility.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. Upon completion of the share split, and as at the date of this report, the Company has 36,378,008 common shares outstanding.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On July 4, 2006, the Company paid a common share dividend in the amount of $1.8 million or $0.05 per share to all shareholders of record on June 15, 2006, consistent with the $1.8 million or $0.05 per share paid in 2005.

With its current working capital position, available credit facilities and anticipated cash flow, the Company expects to have adequate resources to fund its financial obligations for the balance of 2006.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 8 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to determine its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

OUTLOOK ›

Activity levels in Western Canada continue to remain strong despite weakness in the price of natural gas. Industry analysts expect that the number of wells drilled during 2006 should fall in the range of 24,000 to 26,000 wells with the vast majority directed towards natural gas exploration and development activities. The Company is particularly encouraged by the growth that it has experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. Historically, activity in Calfrac's shallow gas operations tend to be strong in the third quarter, and the Company expects that 2006 will be no different given its contractual relationships. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first half of 2006, which is expected to continue with the deployment of additional equipment during the second half of the year.

The Company is very encouraged by the progress of its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent expansion into eastern Colorado and the Piceance Basin with the deployment of two additional conventional fracturing spreads should provide the foundation for continued strong financial results for 2006 and beyond as the Company gains leverage from operating a larger fleet of equipment over which to spread administrative and district expenses.

Russian operations are still in a "start-up" phase. With the deployment of a conventional fracturing spread and an additional coiled tubing unit during the second quarter of 2006, the Company expects financial results from this geographic segment to improve going forward.

RISKS AND UNCERTAINTIES ›

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Management's Discussion and Analysis

SECOND QUARTER CONFERENCE CALL ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its second quarter results at 10:00 a.m. (Calgary time) on Thursday, August 10, 2006. The conference call dial-in number is 1-800-814-4862. The seven-day replay number is 1-877-289-8525 and enter 21197889#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

August 8, 2006
Calgary, Alberta

Consolidated Balance Sheets

As at	June 30, 2006	December 31, 2005
(000s) (unaudited)	$	$
Assets		
Current assets		
Cash and cash equivalents	**12,397**	–
Accounts receivable	**70,885**	91,693
Inventory	**7,314**	6,145
Prepaid expenses and deposits	**7,232**	2,219
	97,828	100,057
Capital assets	**274,205**	198,302
Long-term investment	**394**	324
Goodwill	**6,003**	6,003
Future income taxes	**20,471**	32,129
	398,901	336,815
Liabilities		
Current liabilities		
Bank indebtedness	**–**	10,813
Accounts payable and accrued liabilities	**55,995**	46,748
Income taxes payable	**1,943**	485
Current portion of long-term debt	**11,149**	2,615
	69,087	60,661
Long-term debt	**42,000**	8,000
Other long-term liabilities	**3,460**	6,306
Deferred credit	**16,795**	27,827
	131,342	102,794
Shareholders' equity		
Capital stock (note 4)	**139,631**	138,767
Shares held in trust (note 5)	**(3,869)**	(1,385)
Contributed surplus	**3,163**	2,317
Retained earnings	**128,634**	94,322
	267,559	234,021
	398,901	336,815

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	2006	2005
(000s, except per share data) (unaudited)	$	$	$	$
Revenue	**66,973**	44,619	**192,983**	125,313
Expenses				
Operating	**52,527**	36,989	**128,610**	85,246
Selling, general and administrative	**5,557**	5,731	**13,025**	13,018
Equity share of income from long-term investments	**(70)**	–	**(70)**	(257)
Other expenses (income)	**202**	(32)	**(76)**	36
Loss (gain) on disposal of capital assets	**(4)**	24	**(4)**	24
	58,212	42,712	**141,485**	98,067
	8,761	1,907	**51,498**	27,246
Depreciation	**5,877**	4,205	**11,182**	7,800
Amortization of intangibles	**–**	–	**–**	37
Interest expense (income)	**540**	(100)	**808**	(207)
Income (loss) before income taxes	**2,344**	(2,198)	**39,508**	19,616
Income tax expense (recovery)				
Current	**1,528**	237	**2,758**	(123)
Future	**(753)**	(559)	**625**	(34)
	775	(322)	**3,383**	(157)
Income (loss) before non-controlling interest	**1,569**	(1,876)	**36,125**	19,773
Non-controlling interest	**–**	–	**–**	(21)
Net income (loss) for the period	**1,569**	(1,876)	**36,125**	19,794
Retained earnings, beginning of period	**128,878**	59,502	**94,322**	37,832
Dividends	**(1,813)**	(1.809)	**(1,813)**	(1,809)
Retained earnings, end of period	**128,634**	55,817	**128,634**	55,817
Earnings (loss) per share				
Basic	**0.04**	(0.05)	**1.00**	0.55
Diluted	**0.04**	(0.05)	**0.98**	0.54

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(000s) (unaudited)	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	**1,569**	(1,876)	**36,125**	19,794
Items not involving cash				
Depreciation and amortization	**5,877**	4,205	**11,182**	7,837
Stock-based compensation	**589**	486	**1,007**	952
Equity share of income from long-term investments	**(70)**	–	**(70)**	(257)
Loss (gain) on disposal of capital assets	**(4)**	24	**(4)**	24
Future income taxes	**(753)**	(559)	**625**	(34)
Non-controlling interest	**–**	–	**–**	(21)
Funds provided by operations	**7,208**	2,280	**48,865**	28,295
Net change in non-cash operating assets and liabilities	**31,405**	28,754	**19,763**	21,101
	38,613	31,034	**68,628**	49,396
Financing activities				
Issue of long-term debt	**35,000**	1,303	**45,000**	2,013
Long-term debt repayments	**(1,567)**	(1,114)	**(2,466)**	(4,305)
Net proceeds on issuance of common shares	**–**	–	**703**	–
Dividends	**(1,813)**	(1,809)	**(1,813)**	(1,809)
Purchase of common shares	**(3,869)**	(1,385)	**(3,869)**	(1,385)
	27,751	(3,005)	**37,555**	(5,486)
Investing activities				
Purchase of capital assets	**(36,501)**	(25,653)	**(87,132)**	(47,761)
Proceeds on disposal of capital assets	**40**	29	**4,159**	29
Acquisition of subsidiary, net of cash acquired	**–**	–	**–**	(3,000)
	(36,461)	(25,624)	**(82,973)**	(50,732)
Increase (decrease) in cash position	**29,903**	2,405	**23,210**	(6,822)
Cash and cash equivalents (bank indebtedness), beginning of period	**(17,506)**	18,603	**(10,813)**	27,830
Cash and cash equivalents, end of period	**12,397**	21,008	**12,397**	21,008

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2006
(000s, except per share data) (unaudited)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

4. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	#	$
Balance, January 1, 2006	36,333,276	138,767
Issued upon exercise of stock options	**44,732**	**864**
Balance, June 30, 2006	**36,378,008**	**139,631**

5. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. In the second quarter of 2006, 113,508 shares were purchased on the open market at a cost of $3,869 (2005 – 43,637 shares at a cost of $1,385). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. STOCK OPTIONS ›

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	#	$
Outstanding, January 1, 2006	818,578	18.39
Granted during the period	**224,600**	**31.16**
Exercised for common shares	**(44,732)**	**15.73**
Forfeited	**(2,400)**	**31.16**
Balance, June 30, 2006	**996,046**	**21.31**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. RELATED PARTY TRANSACTIONS ›

For the six months ended June 30, 2006, the Company purchased $9,286 (2005 – $6,926) of products and services from a company in which it holds a 30% equity interest. At June 30, 2006, accounts payable included $2,621 of indebtedness to this related party (June 30, 2005 – $1,112).

8. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Notes to Consolidated Financial Statements

9. SEGMENTED INFORMATION ›

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
	$	$	$	$	$
Three Months Ended June 30, 2006					
Revenue	**42,713**	**4,036**	**20,224**	**–**	**66,973**
Operating income (loss) [1]	**2,692**	**(1,354)**	**7,551**	**–**	**8,889**
Segmented assets	**390,638**	**49,912**	**28,575**	**(70,224)**	**398,901**
Capital expenditures	**14,986**	**20,544**	**88**	**883**	**36,501**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended June 30, 2005					
Revenue	39,155	–	5,464	–	44,619
Operating income [1]	1,399	–	500	–	1,899
Segmented assets	269,497	–	9,925	(7,955)	271,467
Capital expenditures	23,197	–	2,456	–	25,653
Goodwill	6,003	–	–	–	6,003
Six Months Ended June 30, 2006					
Revenue	**151,724**	**5,383**	**35,876**	**–**	**192,983**
Operating income (loss) [1]	**42,266**	**(2,912)**	**11,994**	**–**	**51,348**
Segmented assets	**390,638**	**49,912**	**28,575**	**(70,224)**	**398,901**
Capital expenditures	**59,550**	**25,402**	**1,877**	**303**	**87,132**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Six Months Ended June 30, 2005					
Revenue	114,660	–	10,653	–	125,313
Operating income [1]	26,703	–	346	–	27,049
Segmented assets	269,497	–	9,925	(7,955)	271,467
Capital expenditures	45,230	–	2,531	–	47,761
Goodwill	6,003	–	–	–	6,003

(1) Operating income is defined as revenue less operating expenses and selling, general and administration expenses.

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $51.6 million at June 30, 2006 ($27.8 million at June 30, 2005).

Corporate Information

BOARD OF DIRECTORS ›

Ronald P. Mathison
Chairman (1)(2)

James S. Blair (3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee

OFFICERS ›

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President & Chief Operating Officer

Tom J. Medvedic
Vice President, Finance & Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Stephen T. Dadge
Vice President, Corporate Services

Matthew L. Mignault
Controller

HEAD OFFICE ›

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES ›

Alberta, Canada
Calgary – Head Office
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

AUDITOR ›

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER ›

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL ›

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT ›

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING ›

Toronto Stock Exchange
Trading Symbol: CFW

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Douglas Ramsay, the President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

(signed) "Douglas Ramsay"
Douglas Ramsay
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Tom Medvedic, the Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

(signed) "Tom Medvedic"
Tom Medvedic
Vice President, Finance and
Chief Financial Officer